UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 25, 2016	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 22nd April, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Audited Annual Financial Results for the Financial Year ended 31st March, 2016.

Exhibit I

22nd April, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March, 2016

We attach herewith a file containing the Audited Financial Results (both Standalone and Consolidated) for the year ended 31st March 2016, segment reporting and summarized Balance Sheet as on 31st March, 2016 duly approved by the Board at its meeting held today. The Press Release in this regard are also enclosed.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

The Board of Directors have recommended a dividend of Rs.9.50/- per equity share of Rs. 2/- each (i.e. 475%) out of the net profits for the year ended 31st March, 2016, subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016

		( in lacs)
		Quarter ended 31.03.2016	Quarter ended 31.12.2015	Quarter ended 31.03.2015	Year ended 31.03.2016	Year ended 31.03.2015
	Particulars	Audited (Refer note 3)	Unaudited	Audited (Refer note 3)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1599675	1541112	1300637	6022145	4846991
	a) Interest / discount on advances / bills	1194889	1148349	982869	4482786	3718079
	b) Income on Investments	378960	365142	284096	1412003	985849
	c) Interest on balances with Reserve Bank of India and other inter bank funds	4892	5952	11006	36161	51710
	d) Others	20934	21669	22666	91195	91353
2	Other Income	286586	287219	256376	1075172	899634
3	TOTAL INCOME (1)+(2)	1886261	1828331	1557013	7097317	5746625
4	Interest Expended	854341	834261	699322	3262993	2607423
5	Operating Expenses (i)+(ii)	458429	420484	385496	1697969	1398755
	i) Employees cost	149795	143127	132556	570220	475096
	ii) Other operating expenses	308634	277357	252940	1127749	923659
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1312770	1254745	1084818	4960962	4006178
7	Operating Profit before Provisions and Contingencies (3)-(6)	573491	573586	472195	2136355	1740447
8	Provisions (other than tax) and Contingencies	66245	65388	57665	272561	207575
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	507246	508198	414530	1863794	1532872
11	Tax Expense	169824	172514	133839	634171	511280
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	337422	335684	280691	1229623	1021592
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	337422	335684	280691	1229623	1021592
15	Paid up equity share capital (Face Value of 2/- each)	50564	50502	50130	50564	50130
16	Reserves excluding revaluation reserves				7217213	6150813
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.5%	15.9%	16.8%	15.5%	16.8%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.3	13.3	11.4	48.8	42.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.2	13.1	11.3	48.3	41.7
	(iv) NPA Ratios
	(a) Gross NPAs	439283	425520	343838	439283	343838
	(b) Net NPAs	132037	126060	89628	132037	89628
	(c) % of Gross NPAs to Gross Advances	0.94%	0.97%	0.93%	0.94%	0.93%
	(d) % of Net NPAs to Net Advances	0.28%	0.29%	0.25%	0.28%	0.25%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	1.9%	2.0%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	( in lacs)
Particulars	Quarter ended 31.03.2016	Quarter ended 31.12.2015	Quarter ended 31.03.2015	Year ended 31.03.2016	Year ended 31.03.2015
	Audited	Unaudited	Audited	Audited	Audited
1 Segment Revenue
a) Treasury	497945	480719	371936	1826488	1290389
b) Retail Banking	1544098	1514811	1289247	5925234	4881418
c) Wholesale Banking	702553	683570	615723	2716239	2315260
d) Other Banking Operations	218427	200961	178360	755442	620102
e) Unallocated	—	—	39	—	862
Total	2963023	2880061	2455305	11223403	9108031
Less: Inter Segment Revenue	1076762	1051730	898292	4126086	3361406

Income from Operations	1886261	1828331	1557013	7097317	5746625

2 Segment Results
a) Treasury	37341	51324	28827	148921	61830
b) Retail Banking	226398	194692	160438	752230	622883
c) Wholesale Banking	203814	217364	187592	821993	747183
d) Other Banking Operations	75290	80411	74178	283227	248689
e) Unallocated	(35597)	(35593)	(36505)	(142577)	(147713)

Total Profit Before Tax	507246	508198	414530	1863794	1532872

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	15799160	16385459	15425638	15799160	15425638
b) Retail Banking	(19562275)	(18535401)	(17421098)	(19562275)	(17421098)
c) Wholesale Banking	10581713	8888265	8307529	10581713	8307529
d) Other Banking Operations	1915675	1810316	1545754	1915675	1545754
e) Unallocated	(1466496)	(1347983)	(1656880)	(1466496)	(1656880)

Total	7267777	7200656	6200943	7267777	6200943

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on March 31, 2016 is given below.

	( in lacs)
	As at 31.03.2016	As at 31.03.2015
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	50564	50130
Reserves and Surplus	7217213	6150813
Deposits	54642419	45079565
Borrowings	5301848	4521356
Other Liabilities and Provisions	3672513	3248444

Total	70884557	59050308

ASSETS
Cash and Balances with Reserve Bank of India	3005831	2751045
Balances with Banks and Money at Call and Short notice	886053	882100
Investments	16388578	15164177
Advances	46459396	36549504
Fixed Assets	334315	312172
Other Assets	3810384	3391310

Total	70884557	59050308

2	The above results have been approved by the Board of Directors at its meeting held on April 22, 2016. There are no qualifications in the auditor’s report for the year ended March 31, 2016. The information presented above is extracted from the audited financial statements as stated.

3	The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of third quarter of the respective financial year.

4	The Board of Directors at their meeting proposed a dividend of 9.50 per share, subject to the approval of the members at the ensuing Annual General Meeting.

5	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crores and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.

6	During the quarter and year ended March 31, 2016, the Bank allotted 3100100 and 21691200 shares pursuant to the exercise of options under the approved employee stock option schemes.

7	Pursuant to RBI circular DBR.BP.BC.No.31/21.04.018/2015-16 dated July 16, 2015, the Bank, effective quarter ended June 30, 2015, included its deposits placed with NABARD, SIDBI and NHB arising out of the shortfall in meeting the priority sector lending targets / sub targets under ‘Other Assets’ and interest thereon under ‘Interest Earned- Others’. Earlier these were included under ‘Investments’ and under ‘Interest Earned- Income on Investments’ respectively. Figures for the previous periods have been regrouped / reclassified to conform to current period’s classification. The above change in classification does not impact the profit of the Bank for the periods presented.

8	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.

9	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.

10	As at March 31, 2016, the total number of branches (including extension counters) and ATM network stood at 4520 branches and 12000 ATMs respectively.

11	Figures of the previous year/period have been regrouped / reclassified wherever necessary to conform to current year/period classification.

12	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : April 22, 2016	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2016

		( in lacs)
	Particulars	Year ended 31-03-2016	Year ended 31-03-2015
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	6316157	5066649
	a) Interest / discount on advances / bills	4773619	3933466
	b) Income on Investments	1412550	986273
	c) Interest on balances with Reserve Bank of India and other inter bank funds	37516	54294
	d) Others	92472	92616
2	Other Income	1121165	954569
3	TOTAL INCOME (1)+(2)	7437322	6021218
4	Interest Expended	3406957	2728846
5	Operating Expenses (i)+(ii)	1783189	1457752
	i) Employees cost	630614	516268
	ii) Other operating expenses	1152575	941484
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	5190146	4186598
7	Operating Profit before Provisions and Contingencies (3)-(6)	2247176	1834620
8	Provisions (Other than tax) and Contingencies	296077	226675
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1951099	1607945
11	Tax Expense	669366	537940
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1281733	1070005
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1281733	1070005
15	Minority Interest	1972	1441
16	Share in profits of associates	372	325
17	Consolidated profit for the year attributable to the Group (14)-(15)+(16)	1280133	1068889
18	Paid up equity share capital (Face Value of 2/- each)	50564	50130
19	Reserves excluding revaluation reserves	7379849	6265276
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense)	50.9	44.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	50.2	43.6

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

	( in lacs)
Particulars	Year ended 31-03-2016	Year ended 31-03-2015
	Audited	Audited
1 Segment Revenue
a) Treasury	1826488	1290389
b) Retail Banking	5925234	4881418
c) Wholesale Banking	2716239	2315260
d) Other banking operations	1095446	894694
e) Unallocated	1	863
Total	11563408	9382624
Less: Inter Segment Revenue	4126086	3361406

Income from Operations	7437322	6021218

2 Segment Results
a) Treasury	148921	61830
b) Retail Banking	752230	622883
c) Wholesale Banking	821993	747183
d) Other banking operations	370531	323761
e) Unallocated	(142576)	(147712)

Total Profit Before Tax, Minority Interest & Earnings from Associates	1951099	1607945

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	15799160	15425638
b) Retail Banking	(19562275)	(17421098)
c) Wholesale Banking	10581713	8307529
d) Other banking operations	2096373	1676380
e) Unallocated	(1466496)	(1656880)

Total	7448475	6331569

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Consolidated Statement of Assets and Liabilities as on March 31, 2016 is given below.

	( in lacs)
Particulars	As at 31-03-2016	As at 31-03-2015
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	50564	50130
Reserves and Surplus	7379849	6265276
Minority Interest	18062	16163
Deposits	54587329	45028365
Borrowings	7176345	5947825
Other Liabilities and Provisions	3814033	3401893

Total	73026182	60709652

ASSETS
Cash and balances with Reserve Bank of India	3007658	2752229
Balances with Banks and Money at Call and Short notice	899230	900413
Investments	16168334	14945442
Advances	48729042	38340797
Fixed Assets	347970	322494
Other Assets	3873948	3448277

Total	73026182	60709652

2	The above results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 22, 2016. There are no qualifications in the auditor’s report for the year ended March 31, 2016. The information presented above is extracted from the audited consolidated financial statements as stated.

3	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by The Institute of Chartered Accountants of India.

4	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crores and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.

5	Pursuant to RBI circular DBR.BP.BC.No.31/21.04.018/2015-16 dated July 16, 2015, the Bank, effective quarter ended June 30, 2015, included its deposits placed with NABARD, SIDBI and NHB arising out of the shortfall in meeting the priority sector lending targets / sub targets under ‘Other Assets’ and interest thereon under ‘Interest Earned - Others’. Earlier these were included under ‘Investments’ and under ‘Interest Earned- Income on Investments’ respectively. Figures for the previous year have been regrouped / reclassified to conform to current year classification. The above change in classification does not impact the profit of the Group for the years presented.

6	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.

7	Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year classification.

8	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : April 22, 2016	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE

QUARTER AND YEAR ENDED MARCH 31, 2016

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended March 31, 2016 and the audited results for the full year ended March 31, 2016 at their meeting held in Mumbai on Friday, April 22, 2016.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2016

The Bank’s total income for the quarter ended March 31, 2016 was 18,862.6 crores, up from 15,570.1 crores for the quarter ended March 31, 2015. Net revenues (net interest income plus other income) increased by 20.3% to 10,319.2 crores for the quarter ended March 31, 2016 as against 8,576.9 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2016 grew by 24.0% to 7,453.3 crores, from 6,013.2 crores for the quarter ended March 31, 2015 driven by average assets growth of 23.8% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at 2,865.9 crores was 27.8% of the net revenues for the quarter ended March 31, 2016 and grew by 11.8% over 2,563.8 crores in the corresponding quarter ended March 31, 2015. The four components of other income for the quarter ended March 31, 2016 were fees & commissions of 2,172.4 crores ( 1,834.8 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 282.8 crores ( 328.7 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 115.5 crores ( 196.1 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of 295.2 crores ( 204.3 crores for the corresponding quarter of the previous year).

Operating expenses for the quarter ended March 31, 2016 were 4,584.3 crores, an increase of 18.9 % over 3,855.0 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 44.4% as against 44.9% for the corresponding quarter ended March 31, 2015.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Provisions and contingencies for the quarter ended March 31, 2016 were 662.5 crores (consisting of specific loan loss provisions 490.3 crores, general provisions 161.1 crores, and other provisions 11.1 crores) as against 576.7 crores (consisting of specific loan loss provisions 424.7 crores, general provisions 118.5 crores and other provisions 33.4 crores) for the corresponding quarter ended March 31, 2015.

After providing 1,698.2 crores for taxation, the Bank earned a net profit of 3,374.2 crores, an increase of 20.2% over the quarter ended March 31, 2015.

Profit & Loss Account: Year ended March 31, 2016

For the year ended March 31, 2016, the Bank earned total income of 70,973.2 crores. Net revenues (net interest income plus other income) for the year ended March 31, 2016 were 38,343.2 crores, up by 22.1% over 31,392.0 crores for the year ended March 31, 2015. For the year ended March 31, 2016, the net interest margin was 4.3%. Cost to income ratio was at 44.3% for the year ended March 31, 2016, as against 44.6% for the previous year.

The Bank’s net profit for year ended March 31, 2016 was 12,296.2 crores, up 20.4%, over the year ended March 31, 2015. The consolidated net profit of the Bank increased by 19.8% to 12,801.3 crores for the year ended March 31, 2016.

Balance Sheet: As of March 31, 2016

Total balance sheet size as of March 31, 2016 was 708,846 crores as against 590,503 crores as of March 31, 2015.

Total deposits as of March 31, 2016 were 546,424 crores, an increase of 21.2% over March 31, 2015. CASA deposits saw healthy growth with current account deposits growing by 20.2% over the previous year to reach 88,425 crores and savings account deposits growing by 18.4% over the previous year to reach 147,886 crores. Time deposits were at 310,113 crores, an increase of 22.9% over the previous year resulting in CASA proportion of 43% as on March 31, 2016.

Advances as of March 31, 2016 were 464,594 crores, an increase of 27.1% over March 31, 2015. Both segments of the Bank’s loan portfolio grew faster than system loan growth. As per regulatory [Basel 2] segment classification, the domestic retail loans and wholesale loans grew by 29.7% and 27.2% respectively (as per internal business classification grew by 28.4% and 28.5% respectively). The domestic loan mix between retail:wholesale was 51:49.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.5% as at March 31, 2016 (16.8% as at March 31, 2015) as against a regulatory requirement of 9%. Tier-I CAR was at 13.2% as on March 31, 2016 compared to 13.7% as at March 31, 2015.

DIVIDEND

The Board of Directors recommended a dividend of 9.50 per equity share of 2 for the year ended March 31, 2016, as against 8.00 per equity share of 2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

The Bank has continued its branch expansion adding 506 branches in the year ended March 31, 2016, of which 256 of these branches were in semi-urban and rural locations. As of March 31, 2016, the Bank’s distribution network was at 4,520 branches and 12,000 ATMs in 2,587 cities / towns as against 4,014 branches and 11,766 ATMs in 2,464 cities / towns as of March 31, 2015. 55% of the total branches are now in semi-urban and rural areas. Number of employees increased from 76,286 as of March 31, 2015 to 87,555 as of March 31, 2016.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.94% of gross advances as on March 31, 2016, as against 0.93% as on March 31, 2015. Net non-performing assets were at 0.3% of net advances as on March 31, 2016. Total restructured loans were at 0.1% of gross advances as of March 31, 2016 as against 0.1% as of March 31, 2015.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

BOM: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com